FIRST COMMUNITY FINANCIAL CORPORATION

2004 Annual Report




JOURNAL
No. 2.
No 1.
GENERAL LEDGER No. 2.
GENERAL LEDGER No. 2
A to K.
FIRST NATIONAL BANK OF MIFFLINTOWN

With recognition of The First National Bank of Mifflintown and its 140 years of financial services provided to customers in Juniata and Perry Counties and surrounding communities

Orginaization Certificate.

We, the undersigned, whose names are speci-
fied in Article fourth of this certificate, hav-
ing associated ourselves for the purpose of
organizing an Association for carrying on
the business of banking, under the laws of
the United States, do make and execute the
following Organization Certificate:
First. The name of the Association shall be
"The First National Bank of Mifflintown".
Second. The said Association shall be lo-
cated in the Burough of Mifflintown, County
of Juniata, and State of Pennsylvania, where
its operations of discount and deposit are to
be carried on.
Third. The capital stock of this Association
shall be Fifty Thousand Dollars ($50 000.) and
the same shall be divided into Five Hun-
dred shares of One Hundred Dollars each.
Fourth. The name and residence of each of
the share-holders of this Association, with the
number of shares held by each, are as follows:

Name	Residence.	No. of Shares.
Jeremiah Lyons.	Mifflintown Pa.	Fifty shares.
Ezra C. Doty.	Mifflintown Pa.	Two hundred and seventy five shares.
J. Banks Wilson.	Oakland Mills Pa.	Ten shares.
Henry M. Groninger.	Patterson Pa.	Ten shares.

Table Of Contents

Management's Letter to Shareholders

Dear Shareholders:

Our traditional report to shareholders is strengthened this year with the historic perspective of 140 years of operation of your Bank as a fiscally sound and stable financial institution with a dedicated community outreach throughout Juniata and Perry Counties and surrounding communities.

For the year ending December 31, 2004, we are pleased to review activities and management initiatives which show an impressive record of continuing financial growth and expansion.

During the year, renovation of the First National Bank office in Loysville was successfully completed. As a result, all portions of the building now can be utilized either through rental or more effective use of the Bank's operations. We are pleased with the positive response we are receiving from the public for this remodeling project.

In mid-year, upon learning that the branch office of the Manufacturers and Traders Trust Company in New Bloomfield was to be sold, management aggressively moved to purchase this office. Subsequently, we opened officially on October 12, 2004 as the newest office of The First National Bank of Mifflintown.

A major financial highlight of your Bank for 2004 was the increase in assets by $25.2 million, an 11.30 percent increase. Asset quality improved significantly when a large non-accrual loan that was outstanding on December 31, 2003 was liquidated during 2004. The Bank also reconciled a long-standing commercial loan dispute during the year. Completion of these collection challenges reaffirms management's vigorous determination to resolve such matters successfully.

A summary of other financial achievements for the year 2004 includes:

- An increase in deposits by $15.9 million, an 8.5 percent increase;
- An increase in loans by $6.3 million, a 4.5 percent increase;
- A significant increase of $7.3 million in trust assets, or 13.5 percent;
- An increase of 2.7 percent in net income;
- A two-for-one stock split was completed on December 31, 2004.

The 2004 Annual Report shows the progress your Bank continues to achieve and the commitment that management is making toward future financial growth and stability that will prove beneficial to shareholders.

Sincerely,

James R. McLaughlin

James R. McLaughlin
Chairman, President
and Chief Executive Officer



JAMES R. McLAUGHLIN, Chairman, President and Chief Executive Officer of The First National Bank of Mifflintown, examines one of the Bank's early ledgers. The Bank protects its banking heritage through careful preservation of financial ledgers and documents, photographs and related memorabilia. The historic records not only document the founding and growth of the Bank, but also trace persons and places that were an important part of the region's history.



A PERSPECTIVE FROM 1864 TO 2004

The year 2004 marks a special milestone for The First National Bank of Mifflintown. It is the 140th year of continuous operation for the Bank. During those years – from its earliest beginning to the present-day – the Bank established itself as the area's oldest financial institution. It became uniquely identified as an outstanding bank with a strong regional outreach, providing personal and professional financial services to customers in Juniata and Perry Counties and surrounding communities.

Those decades of steady growth and expansion for the Bank coincided with many events which helped to shape the history of the United States. The Bank operated through the closing years of the Civil War, through the Panic of 1893 brought on by the sharp decline of the nation's gold reserve, and through two major World Wars and several other military conflicts. Even while experiencing numerous other economic upturns and downturns over the years, the Bank upheld its commitment to serve its customers and communities.

The First National Bank of Mifflintown, as it is known today, was first organized as a private bank on August 31, 1864. Back then, Edmund Southard Doty, together with his two nephews, Ezra Doty Parker and Edmund Southard Parker, were the original founders. The Bank's conversion from a private bank to a national bank was completed on July 1, 1889. It opened for business on that date as The First National Bank of Mifflintown. From its beginning in 1864 until 1889, Bank assets had only reached $155-thousand.
By December 31, 1945, Bank assets exceeded $1.1 million. The boxed chart below (with specific dates and total assets) shows that the most significant growth in the Bank's history occurred in the last thirty years.

DATE	TOTAL ASSETS
December 31, 1879	$ 79,830
July 1, 1889	$ 155,010
December 31, 1889	$ 242,845
December 31, 1899	$ 406,416
December 31, 1915	$ 481,044
December 31, 1930	$ 456,562
December 31, 1945	$ 1,135,816
December 31, 1962	$ 2,387,436
December 31, 1975	$ 7,843,025
December 31, 1990	$ 54,359,722
December 31, 2004	$ 247,646,649

The examples of expansion are notable. During the decade of the 1970s, the first remodeling of the Bank's Main Office in Mifflintown was completed. In the late 1980s, three branch offices were built. During the 1990s, two major remodelings were completed in the Main Office, one new branch was built and three branches were purchased from other banking institutions. Entering into the new century, one new branch has been built, two have been purchased from other banking institutions and another branch has been remodeled.

The chart below provides an impressive indication of how investment in remodeled buildings, new equipment and new branches has improved both the Bank's growth and earnings. Shown are the assets growth by decade, as well as total income earned by decade, for the 1970s, 1980s, 1990s and the first five years of the new century.

ASSETS and EARNINGS GROWTH by DECADE

DECADE	TEN-YEAR ASSETS GROWTH	TEN-YEAR TOTAL INCOME
1/1/1970 - 12/31/1979	$ 10,078,931	$ 763,331
1/1/1980 - 12/31/1989	$ 34,720,339	$ 2,313,058
1/1/1990 - 12/31/1999	$ 98,217,337	$ 7,284,227
1/1/2000 - 12/31/2004 (five years)	$ 100,427,324	$ 8,297,771

Management believes that an aggressive expansion strategy initiated by the Bank's Board of Directors within that thirty-year time frame has contributed significantly to the Bank's financial success.

Organization Certificate.

We, the undersigned, whose names are specified in Article fourth of this certificate, having associated ourselves for the purpose of organizing an Association for carrying on the business of banking, under the laws of the United States, do make and execute the following Organization Certificate:

First. The name of the Association shall be "The First National Bank of Mifflintown."

Second. The said Association shall be located in the Borough of Mifflintown, County of Juniata, and State of Pennsylvania, where its operations of discount and deposit are to be carried on.

Third. The capital stock of this Association shall be Fifty Thousand Dollars ($50 000) and the same shall be divided into Five Hundred shares of One Hundred Dollars each.

Fourth. The name and residence of each of the share-holders of this Association, with the number of shares held by each, are as follows:

Name	Residence.	No. of Shares.
Jeremiah Lyons.	Mifflintown Pa.	Fifty shares.
Ezra C. Doty.	Mifflintown Pa.	Two hundred and seventy five shares.
J. Banks Wilson.	Oakland Mills Pa.	Ten shares.
Henry M. Groninger.	Patterson Pa.	Ten shares.
Joseph W. Stimmel.	Port Royal Pa.	Thirty five shares.
W. Shelley Kloss.	Mifflintown Pa.	One hundred shares.
E. Southard Parker	Washington D.C.	Twenty shares.

Fifth. This Certificate is made in order that we may avail ourselves of the advantages of the aforesaid laws of the United States.

In witness whereof, we have hereunto set our hands, this nineteenth day of April, 1889.

Jeremiah Lyons.

Ezra C. Doty.

J. Banks Wilson.

Henry M. Groninger.

Joseph W. Stimmel.

W. Shelley Kloss.

E. Southard Parker by his Attorney in fact W. Shelley Kloss.

State of Pennsylvania }
County of Juniata } ss:

On this the nineteenth day of April, A.D. 1889 before me, a Notary Public of Juniata County, Pa. personally came Jeremiah Lyons, Ezra C. Doty, J. Banks Wilson, Henry M. Groninger, Joseph W. Stimmel, W. Shelley Kloss, E. Southard Parker by his attorney in fact W. Shelley Kloss to me well known, who severally acknowledged that they executed the foregoing Certificate for the purposes therein mentioned.

Witness my hand and seal of Office, the day and year aforesaid.

George W. Heck.
Notary Public.

Seal.

Cash transactions previous to July 1. 1889

042	Capital			
5/8		W D Walls	1000	
5/13		Jno S Graybill	1000	
5/14		% Henry Groninger	1100	
5/15		J G Haldeman	1000	
		J Banks Wilson	1000	
		Jeremiah Lyons	3000	
		W North Sterrett	1000	
		S Jas Mahon	1000	
		J & Wm G Hertzler %	500	
		A- Jos. Stimmel	3000	
5/16		% Ezra C Doty	15000	
5/18		Jonathan Kerr	200	
5/23		Bal H W Groninger	900	
5/24		% Uriah Shuman	100	
5/28		David B Dimm	1100	
5/29		Bal J G & Wm Hertzler	500	
5/31		Lucian Banks	1000	
		Joseph Hughes	300	
		E D Parker	2000	
6/3		A G Haldeman	200	
		S C Schlegel	500	
		M E Schlegel	200	
		Brown & Son	500	
		W E Harley & Bro	300	
6/5		J H Kirk	300	
		M H Kirouse	200	
6/8		W P Vanhorn	200	
		Bal Jos W Stimmel	500	
		S J Kloss	2100	
		Ezra C. Doty	11000	57000
				57000

DOCUMENTS FROM THE BANK'S HISTORIC ARCHIVES

A significant event in the history of The First National Bank of Mifflintown was its conversion from a private bank to a national bank in 1889. Reproduced on the opposite page is the Organization Certificate which shows the names of the original organizers of the national bank on April 19, 1889.

A listing of the 30 local shareholders of the national bank on July 1, 1889 is reproduced above.

On the following page (Page 8) can be seen a reproduction of the Articles of Association recording the initial organizational meeting of the newly-elected Board of Directors of The First National Bank of Mifflintown on April 29, 1889.



Mifflintown Pa.
April 29th 1889.

Jeremiah Lyons, Ezra C. Doty, J. Banks Wilson, Henry M. Groninger and Joseph W. Stimmel appointed by the Articles of Association, Directors of The First National Bank of Mifflintown, met at One P.M. at the office of Ezra C. Doty and duly qualified by taking the oath required by section 5147 Revised Statutes.

The organization was effected by the election of Jeremiah Lyons, President of the Board of Directors and of the Bank; Ezra C. Doty Vice-President of the Board of Directors, and of the Bank; And Joseph W. Stimmel Secretary of the Board.

D. Shelley Kloss was duly elected Cashier and Ezra C. Doty Assistant Cashier.

The salary of the Cashier was fixed at One Thousand Dollars, and of the Assistant Cashier at Nine Hundred Dollars Per Annum.

The Cashier and Assistant Cashier were each required to give bond in the sum of Ten Thousand Dollars.

On motion it was resolved that fifty per cent of the capital stock of the Bank be paid on or before the fifteenth day of May A. D. 1889 and the remaining fifty per cent on or before the first of June 1889. Ajourned to meet on May 15th at 1 P. M.

Joseph W. Stimmel.
Secretary.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Community Financial Corporation
Mifflintown, Pennsylvania

We have audited the accompanying consolidated balance sheets of First Community Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 14, 2005



CONSOLIDATED BALANCE SHEETS

	December 31,	
	2004	2003
	(In Thousands, Except Share Data)	
ASSETS		
Cash and due from banks	$ 6,830	$ 4,896
Interest-bearing demand deposits	1,276	446
Cash and Cash Equivalents	8,106	5,342
Time certificates of deposit	1,785	199
Securities available for sale	51,120	42,931
Securities held to maturity, fair value 2004 $23,560; 2003 $19,765	23,327	19,393
Loans, net of allowance for loan losses 2004 $1,264; 2003 $1,212	147,518	141,206
Premises and equipment	7,442	6,205
Restricted investment in bank stocks	1,902	1,202
Investment in life insurance	4,362	4,209
Other assets	2,093	1,816
Total Assets	$247,655	$222,503
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Non-interest bearing	$ 23,495	$ 19,164
Interest-bearing	179,635	168,099
Total Deposits	203,130	187,263
Short-term borrowings	4,449	4,788
Long-term borrowings	16,000	8,000
Junior subordinated debt	5,155	-
Trust capital securities	-	5,000
Other liabilities	1,513	1,525
Total Liabilities	230,247	206,576
SHAREHOLDERS' EQUITY		
Preferred stock, without par value; 10,000,000 shares authorized and unissued	-	-
Common stock, $5 par value; 10,000,000 shares authorized; issued and outstanding 2004 1,400,000 shares; 2003 700,000 shares	7,000	3,500
Capital in excess of par value	245	245
Retained earnings	9,967	11,834
Accumulated other comprehensive income	196	348
Total Shareholders' Equity	17,408	15,927
Total Liabilities and Shareholders' Equity	$247,655	$222,503

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2004	2003	2002
	(In Thousands, Except per Share Data)		
INTEREST INCOME			
Loans, including fees	**$ 9,827**	$ 9,514	$ 9,437
Securities:			
Taxable	**1,661**	1,489	1,653
Tax exempt	**749**	675	677
Other	**98**	103	139
Total Interest Income	**12,335**	11,781	11,906
INTEREST EXPENSE			
Deposits	**4,396**	4,652	5,241
Short-term borrowings	**60**	29	44
Long-term debt	**885**	489	480
Total Interest Expense	**5,341**	5,170	5,765
Net Interest Income	**6,994**	6,611	6,141
PROVISION FOR LOAN LOSSES	**121**	120	120
Net Interest Income after Provision for Loan Losses	**6,873**	6,491	6,021
OTHER INCOME			
Service charges on deposits	**492**	467	395
Fiduciary activities	**346**	226	208
Earnings on investment in life insurance	**187**	206	230
ATM and debit card fees	**318**	278	244
Realized gains on sales of securities	**133**	123	-
Realized gain on sale of foreclosed real estate	**-**	124	-
Other	**154**	108	148
Total Other Income	**1,630**	1,532	1,225
OTHER EXPENSES			
Employee compensation and benefits	**3,058**	2,716	2,515
Net occupancy and equipment	**929**	913	888
Professional and regulatory	**198**	279	252
Director and advisory boards compensation	**309**	219	240
ATM expenses	**233**	197	165
Supplies and postage	**232**	225	185
Other operating	**802**	754	743
Total Other Expenses	**5,761**	5,303	4,988
Income before Income Taxes	**2,742**	2,720	2,258
PROVISION FOR INCOME TAXES	**619**	652	474
Net Income	**$ 2,123**	$ 2,068	$ 1,784
EARNINGS PER SHARE			
Basic	**$1.52**	$1.48	$1.27
DIVIDENDS PER SHARE	**$0.350**	$0.315	$0.285

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	(In Thousands, Except per Share Data)				
BALANCE - DECEMBER 31, 2001	$3,500	$245	$ 8,822	$492	$13,059
Comprehensive income:					
Net income	-	-	1,784	-	1,784
Change in net unrealized gains on securities available for sale. net of deferred income taxes	-	-	-	249	249
Total Comprehensive Income					2,033
Cash dividends	-	-	(399)	-	(399)
BALANCE - DECEMBER 31, 2002	3,500	245	10,207	741	14,693
Comprehensive income:					
Net income	-	-	2,068	-	2,068
Change in net unrealized gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	-	(393)	(393)
Total Comprehensive Income					1,675
Cash dividends	-	-	(441)	-	(441)
BALANCE - DECEMBER 31, 2003	3,500	245	11,834	348	15,927
2-for-1 stock split	3,500	-	(3,500)	-	-
Comprehensive income:					
Net income	-	-	2,123	-	2,123
Change in net unrealized gains on securities available for sale, net of reclassification adjustment and deferred income taxes	-	-	-	(152)	(152)
Total Comprehensive Income					1,971
Cash dividends	-	-	(490)	-	(490)
BALANCE - DECEMBER 31, 2004	$7,000	$245	$9,967	$196	$17,408

See notes to consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 2,123**	$ 2,068	$ 1,784
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of premises and equipment	**538**	513	537
Amortization of intangible assets	**20**	28	28
Amortization of investment securities	**488**	423	252
Earnings on investment in life insurance	**(187)**	(206)	(230)
Realized gains on sales of securities	**(133)**	(123)	-
Realized gain on sale of foreclosed real estate	**-**	(124)	-
Provision for loan losses	**121**	120	120
Deferred income taxes	**(9)**	(65)	(66)
(Increase) decrease in accrued interest receivable and other assets	**31**	(228)	(261)
Increase (decrease) in accrued interest payable and other liabilities	**(12)**	345	180
Net Cash Provided by Operating Activities	**2,980**	2,751	2,344
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from maturities and principal repayments	**15,406**	17,899	15,032
Proceeds from sales	**7,468**	5,531	55
Purchases	**(31,434)**	(27,174)	(24,121)
Securities held to maturity:			
Proceeds from maturities and principal repayments	**1,793**	5,039	2,687
Purchases	**(5,937)**	(9,085)	(1,808)
Net increase in loans	**(7,585)**	(15,728)	(11,156)
Increase in time certificates of deposit	**(1,586)**	(199)	-
Purchases of premises and equipment	**(1,775)**	(301)	(334)
Proceeds from sale of foreclosed real estate	**1,096**	359	69
Purchases of restricted investment in bank stocks	**(700)**	(186)	(94)
Net Cash Used in Investing Activities	**(23,254)**	(23,845)	(19,670)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	**15,867**	13,137	20,104
Net increase (decrease) in short-term borrowings	**(339)**	1,178	(2,473)
Proceeds from issuance of trust capital securities	**-**	5,000	-
Proceeds from long-term borrowings	**8,000**	-	-
Repayments of long-term borrowings	**-**	-	(200)
Trust capital securities issuance costs	**-**	(140)	-
Cash dividends paid	**(490)**	(441)	(399)
Net Cash Provided by Financing Activities	**23,038**	18,734	17,032
Net Increase (Decrease) in Cash and Cash Equivalents	**2,764**	(2,360)	(294)
CASH AND CASH EQUIVALENTS - BEGINNING	**5,342**	7,702	7,996
CASH AND CASH EQUIVALENTS - ENDING	**$ 8,106**	$ 5,342	$ 7,702
SUPPLEMENTARY CASH FLOWS INFORMATION			
Interest paid	**$ 5,258**	$ 5,178	$ 5,810
Income taxes paid	**$ 672**	$ 685	$ 534

See notes to consolidated financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

First Community Financial Corporation (the Corporation) and its wholly-owned subsidiary, The First National Bank of Mifflintown (the Bank), provide loan, deposit, trust and other related financial services through eleven full service banking offices in Juniata and Perry Counties of Pennsylvania. The Corporation's other subsidiary, First Community Financial Capital Trust I (the Trust), was established during December 2003 for the purpose of issuing $5,000,000 of trust capital securities. The Corporation is subject to regulation and supervision by the Federal Reserve Bank and the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

Basis of Presentation

The Corporation's consolidated financial statements include the accounts of the Corporation and the Bank. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of income and expenses for the years then ended. Actual results could differ from those estimates. The material estimates that are particularly susceptible to significant change are the determination of the allowance for loan losses and the evaluation of other than temporary impairment of securities.

Assets held by the Trust Department in an agency or fiduciary capacity for its customers are excluded from the financial statements since they do not constitute assets of the Corporation. The market value of assets held by the Trust Department amounted to $61,284,000 and $54,031,000 at December 31, 2004 and 2003, respectively. Income from fiduciary activities is recognized on the accrual method.

Significant Group Concentrations of Credit Risk

Most of the Corporation's activities are with customers located within the Central Pennsylvania region of the country. Note 3 discusses the types of securities that the Corporation invests in. Note 4 discusses the types of lending that the Corporation engages in. The Corporation does not have any significant concentrations in any one industry or customer.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, interest bearing demand deposits, federal funds sold and investments with an original maturity of 90 days or less. Federal funds are typically purchased and sold for one day periods.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Securities available for sale are those securities that the Corporation intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell an available for sale security would be based on various factors. These securities are stated at fair value. Unrealized gains (losses) are reported as changes in shareholders' equity, net of the related deferred tax effect. Premiums and discounts are recognized as interest income over the estimated lives of the securities, using the interest method.



NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities (Continued)

Securities held to maturity are those securities that the Corporation has the intent and ability to hold to maturity. These securities are stated at cost adjusted for amortization of premiums and accretion of discounts, which is recognized as interest income over their estimated lives, using the interest method.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Time Certificates of Deposit

Time certificates of deposit have a maturity of greater than one year and are carried at cost, which approximates fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Corporation is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 to 120 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (Continued)

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value for that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, financial and agricultural loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual installment and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

Restricted Investment in Bank Stocks

Restricted investment in bank stocks includes Federal Reserve, Atlantic Central Bankers Bank and Federal Home Loan Bank (FHLB) stocks. Federal law requires a member institution of the FHLB to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the lease terms. Maintenance and repairs are expensed when incurred and expenditures for significant improvements are capitalized.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreclosed Real Estate

Foreclosed real estate includes assets acquired through foreclosure and loans identified as in-substance foreclosures. A loan is classified as in-substance foreclosure when the Corporation has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place. Foreclosed real estate is valued at its estimated fair market value, net of selling costs, at the time of foreclosure and is included in other assets. Gains and losses resulting from the sale or write-down of foreclosed real estate are recorded in other income. Foreclosed real estate, which is included in other assets, amounted to $56,000 and $-0- at December 31, 2004 and 2003, respectively.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs

The Corporation charges the costs of advertising to expense as incurred. Advertising expense was $66,000, $71,000 and $68,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Earnings per Share

The Corporation has a simple capital structure. Basic earnings per share represents net income divided by the weighted average number of common shares outstanding during the period as adjusted for the 2-for-1 stock split declared in 2004. The weighted average number of common shares outstanding was 1,400,000 in all periods presented.

Segment Reporting

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and other operations of the Corporation. As such, discrete financial information is not available and segment reporting would not be meaningful.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Changes in certain assets and liabilities, such as unrealized gains (losses) on securities available for sale, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income (Continued)

The components of other comprehensive income and the related tax effects are as follows:

	Years Ended December 31,		
	2004	2003	2002
		(In Thousands)	
Unrealized holding gains (losses) on available for sale securities	$(93)	$(465)	$377
Reclassification adjustment for gains realized in net income	(133)	(123)	-
Net Unrealized Gains (Losses)	(226)	(588)	377
Tax effect	74	195	(128)
Net of Tax Amount	$(152)	$(393)	$249

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Corporation has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

New Accounting Standards

In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance about the measurements of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the Corporation's consolidated financial statements.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer, including business combinations, if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The Corporation intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have any effect on the Corporation's consolidated financial statements. Such guidance, however, will have an effect on the accounting for future business combinations after the effective date.

NOTE 2 - RESTRICTIONS ON CASH AND DUE FROM BANKS

In return for services obtained through correspondent banks, the Corporation is required to maintain non-interest bearing cash balances in those correspondent banks. At December 31, 2004 and 2003, compensating balances approximated $455,000 and $596,000, respectively. During 2004 and 2003, average required balances totaled $460,000 and $491,000, respectively.

NOTE 3 - SECURITIES

Amortized cost and fair value at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
SECURITIES AVAILABLE FOR SALE:				
December 31, 2004:				
U.S. agencies securities	**$ 4,755**	**$ 6**	**$ (19)**	**$ 4,742**
Mortgage-backed securities	**45,466**	**43**	**(381)**	**45,128**
Equity securities	**537**	**713**	**-**	**1,250**
	$50,758	**$762**	**$(400)**	**$51,120**
SECURITIES AVAILABLE FOR SALE:				
December 31, 2003:				
U.S. agencies securities	$ 3,115	$ 54	$ (4)	$ 3,165
Mortgage-backed securities	38,946	168	(299)	38,815
Equity securities	282	669	-	951
	$42,343	$ 891	$(303)	$42,931

NOTE 3 - SECURITIES (CONTINUED)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In Thousands)		
SECURITIES HELD TO MATURITY:				
December 31, 2004:				
U.S. agencies securities	$ 1,248	$ -	$ (25)	$ 1,223
State and municipal securities	22,079	344	(86)	22,337
	$23,327	$344	$(111)	$23,560
December 31, 2003:				
U.S. agencies securities	$ 1,247	$ -	$ (21)	$ 1,226
State and municipal securities	17,744	471	(91)	18,124
Mortgage-backed securities	402	13	-	415
	$19,393	$484	$(112)	$19,765

The following table shows the Corporation's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
			(In Thousands)			
SECURITIES AVAILABLE FOR SALE:						
U.S. agencies securities	$ 3,587	$ 19	$ -	$ -	$ 3,587	$ 19
Mortgage-backed securities	25,147	232	7,416	149	32,563	381
	$28,734	$251	$7,416	$149	$36,150	$400
SECURITIES HELD TO MATURITY:						
U.S. agencies securities	$ 977	$21	$ 246	$ 4	$1,223	$ 25
State and municipal securities	3,669	18	3,310	68	6,979	86
	$4,646	$39	$3,556	$72	$8,202	$111

NOTE 3 - SECURITIES (CONTINUED)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, 50 mortgage-backed and U.S. agency securities have unrealized losses. The aggregate depreciation from the Corporation's amortized cost basis on these securities is 1.1%. These unrealized losses relate to changes in interest rates.

At December 31, 2004, 27 state and municipal securities have unrealized losses with aggregate depreciation of 1.2% from the Corporation's cost basis. These unrealized losses relate primarily to changes in interest rates. In analyzing the issuer's financial condition, management considers the issuer's bond rating as well as the financial performance of the respective municipality.

As management has the ability and intent to hold debt securities until recovery, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

Amortized cost and fair value at December 31, 2004 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay with or without penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
1 year or less	$ 649	$ 656	$ 250	$ 251
Over 1 year through 5 years	3,608	3,591	1,479	1,461
Over 5 years through 10 years	498	495	3,461	3,443
Over 10 years	-	-	18,137	18,405
Mortgage-backed securities	45,466	45,128	-	-
Equity securities	537	1,250	-	-
	$50,758	$51,120	$23,327	$23,560

During 2004, the Corporation realized gross gains of $189,000 and gross losses $56,000 on sales of securities. During 2003, the Corporation realized gross gains of $135,000 and gross losses of $12,000 on sales of securities available for sale. During 2002, the Corporation did not realize any gross gains or losses on sales.

At December 31, 2004 and 2003, securities with fair value of $13,706,000 and $15,346,000, respectively, were pledged as collateral as required by law on public deposits, and for other purposes.

NOTE 4 - LOANS

Loans at December 31 were as follows:

	2004	2003
	(In Thousands)	
Commercial, financial and agricultural	**$ 12,918**	$ 14,347
Real estate:		
Commercial	**31,578**	27,657
Construction	**99**	37
Residential	**100,043**	96,215
Installment	**4,527**	4,507
Total	**149,165**	142,763
Allowance for loan losses	**(1,264)**	(1,212)
Deferred loan fees and costs, net	**(383)**	(345)
Loans	**$147,518**	$141,206

The Bank grants commercial, residential and consumer loans to customers primarily within Juniata and Perry Counties of Pennsylvania and the surrounding area. A large portion of the loan portfolio is secured by real estate. Although the Bank has a diversified loan portfolio, its debtors' ability to honor their contracts is influenced by the region's economy.

The Corporation, in the ordinary course of business, has loan, deposit and other routine transactions with its officers, directors and principal shareholders and entities in which they have principal ownership. Loans are made to such customers at the same credit terms as other borrowers and do not represent more than the usual risk of collection. Changes during 2004 in these related party loans were as follows (in thousands):

Balance, beginning	**$528**
Advances	**302**
Repayments	**(117)**
Balance, ending	**$713**

Changes in the allowance for loan losses were as follows:

	2004	2003	2002
		(In Thousands)	
Balance, beginning	**$1,212**	$1,111	$1,038
Provision charged to operations	**121**	120	120
Recoveries on charged off loans	**3**	15	31
Loans charged off	**(72)**	(34)	(78)
Balance, ending	**$1,264**	$1,212	$1,111

NOTE 4 - LOANS (CONTINUED)

The following is a summary of information pertaining to impaired and nonaccrual loans:

	December 31,	
	2004	**2003**
	(In Thousands)	
Impaired loans without a valuation allowance	**$ 348**	$ -
Impaired loans with a valuation allowance	**1,616**	1,729
Total Impaired Loans	**$1,964**	$1,729
Valuation allowance related to impaired loans	**$ 185**	$ 243
Total nonaccrual loans	**$ 504**	$1,411

	Years Ended December 31,		
	2004	**2003**	**2002**
		(In Thousands)	
Average investment in impaired loans	**$1,996**	$1,836	$1,034
Interest income recognized on impaired loans	**$ 133**	$ 89	$ 92
Interest earned but not accrued on nonaccrual loans	**$ 13**	$ 73	$ 4

No additional funds are committed to be advanced in connection with impaired loans.

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 were as follows:

	2004	**2003**
	(In Thousands)	
Land	**$ 741**	$ 691
Buildings and improvements	**7,265**	6,165
Furniture, equipment and software	**3,462**	2,837
	11,468	9,693
Accumulated depreciation	**(4,026)**	(3,488)
	$ 7,442	$6,205



NOTE 6 - DEPOSITS

Deposits were comprised of the following as of December 31:

	2004	2003
	(In Thousands)	
Noninterest bearing demand	$ 23,495	$ 19,164
Interest bearing demand	24,159	21,185
Savings	25,712	22,661
Time deposits less than $100,000	88,228	86,594
Time deposits greater than $100,000	41,536	37,659
	$203,130	$187,263

Scheduled maturities of time deposits at December 31, 2004 were as follows (in thousands):

2005	$ 61,075
2006	20,127
2007	24,510
2008	18,208
2009	5,844
	$129,764

The following table sets forth maturity information on time deposits of $100,000 or more as of December 31, 2004 (in thousands):

Three months or less	$ 3,289
Over three and through six months	4,032
Over six and through twelve months	6,659
Over twelve months	27,556
Total	$41,536

NOTE 7 - BORROWINGS

Short-term borrowings at December 31 were as follows:

	2004	2003
	(Dollars in Thousands)	
Amount outstanding at end of year:		
Federal funds purchased	$ 224	$ 673
Securities sold under agreements to repurchase	3,127	4,018
FHLB advance	1,000	-
Treasury tax and loan note	98	97
	$4,449	$4,788

NOTE 7 - BORROWINGS (CONTINUED)

Securities sold under agreements to repurchase generally mature within one day from the transaction date. Securities with a carrying amount of $4,252,000 and $4,177,000 at December 31, 2004 and 2003, respectively, were pledged as collateral for these agreements. The securities underlying the agreements were under the Corporation's control.

The FHLB advance at December 31, 2004 matures on February 10, 2005 and had an interest rate of 1.50%.

The Corporation's long-term borrowings are comprised of FHLB fixed rate advances totaling $8,000,000 with interest rates ranging from 2.05% to 3.32% and mature in 2006 through 2008 and convertible fixed-rate advances totaling $8,000,000 that mature in 2010 and 2011, and which allow the FHLB the periodic option to convert to a LIBOR adjustable-rate advance at the three-month LIBOR plus 0.07% to 0.13%. Options to convert $7,000,000 of the outstanding convertible advances commenced in 2003 and options to convert $1,000,000 commence in 2006. Upon the FHLB's conversion, the Bank has the option to repay the respective advances in full.

Contractual maturities of these advances are as follows (in thousands):

2005	$ -
2006	**3,000**
2007	**4,000**
2008	**1,000**
2009	-
Thereafter	**8,000**
	$16,000

The Corporation has a maximum borrowing capacity through the Federal Home Loan Bank of approximately $128,000,000, of which $111,000,000 was available at December 31, 2004. The borrowing capacity is collateralized by security agreements in certain residential real estate backed assets of the Corporation, including loans and investments.

The Corporation has issued floating rate junior subordinated deferrable interest debentures to a non-consolidated subsidiary trust, First Community Capital Trust I (the Trust). The Corporation owns all of the common equity of the Trust. The debentures held by the trust are the sole assets of the trust.

The Trust issued mandatorily redeemable preferred securities to third-party investors. The Corporation's obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust's obligations under the preferred securities. The junior subordinated debt securities pay interest quarterly at 3-month LIBOR plus 3.00%, subject to a cap of 12.00% through January 7, 2009. The preferred securities are redeemable by the Corporation at 100% of principal plus accrued interest on or after January 7, 2009. The preferred securities must be redeemed upon maturity of the debentures on January 7, 2034.

NOTE 7 - BORROWINGS (CONTINUED)

In 2004, as a result of applying the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which represented new accounting guidance governing when an equity interest should be consolidated, the Corporation was required to deconsolidate this subsidiary trust from its financial statements. Prior periods have not been restated. The deconsolidation of the net assets and results of operations of the trust had virtually no impact on the Corporation's financial statements or liquidity position since the Corporation continues to be obligated to repay the debentures held by the Trust and guarantees repayment of the preferred securities issued by the Trust. The Corporation's total debt obligation related to the Trust did increase, however, from $5,000,000 to $5,155,000 upon deconsolidation, with the difference representing the Corporation's common ownership interest in the Trust, which is now reported in "Other assets."

For regulatory reporting purposes, the Federal Reserve Board has an outstanding proposal under which Trust Preferred Securities will continue to qualify as Tier I Capital subject to new restrictions. It is anticipated that the Corporation will continue to meet its minimum capital requirements under the proposed rule.

NOTE 8 - OPERATING LEASES

The Corporation leases its Delaware (Juniata County) and Shermans Dale offices and the land on which its East Waterford office was constructed. The Corporation has an option through 2010 to purchase the land, for predetermined prices ranging from $105,000 up to $125,000. The Corporation also receives rental income for leasing of available space at its West Perry, Mifflintown and Loysville offices. Net lease expense was $6,000 in 2004 and net lease income was $1,000 in 2003 and $9,000 after deducting rental expense of $57,000, $50,000, and $43,000, respectively.

NOTE 9 - INCOME TAXES

The components of income tax expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
		(In Thousands)	
Federal:			
Current	**$628**	$717	$540
Deferred	**(9)**	(65)	(66)
	$619	$652	$474

NOTE 9 - INCOME TAXES (CONTINUED)

Reconciliations of the statutory federal income tax at a rate of 34% to the income tax expense reported in the consolidated statements of income for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Percentage of Income before Income Taxes					
	2004		**2003**		**2002**	
Federal income tax at statutory rate	**34.0**	**%**	34.0	%	34.0	%
Tax-exempt income	**(9.5)**		(8.0)		(10.0)	
Earnings on investment in life insurance	**(1.9)**		(2.0)		(3.0)	
	22.6	**%**	24.0	%	21.0	%

The provision for federal income taxes includes $45,000, $42,000, and $-0- of income taxes related to net gains on sales of securities in 2004, 2003, and 2002, respectively.

Components of deferred tax assets and liabilities at December 31 were as follows:

	2004	**2003**
	(In Thousands)	
Deferred tax assets:		
Allowance for loan losses	**$383**	$365
Nonaccrual loans interest	**4**	25
Intangible assets	**15**	16
Retirement liabilities	**301**	226
	703	632
Deferred tax liabilities:		
Accumulated depreciation	**350**	293
Available for sale securities	**166**	240
Other	**5**	-
	521	533
Net Deferred Tax Assets	**$182**	$ 99



NOTE 10 - RETIREMENT PLANS

The Corporation maintains a 401(k) plan for the benefit of eligible employees. Employer contributions include matching a portion of employee contributions and a discretionary contribution determined by the Corporation. Corporation contributions to the Plan were $122,000, $109,000, and $104,000 for 2004, 2003, and 2002, respectively.

The Corporation maintains non-qualified compensation plans for selected employees (supplemental retirement) and directors (deferred fees). The estimated present value of future benefits is accrued over the period from the effective date of the agreements until the expected retirement dates of the individuals. Expenses include the following amounts for these non-qualified plans:

	2004	2003	2002
		(In Thousands)	
Employee compensation	$ 61	$56	$52
Director compensation	161	76	98

The balance accrued for these plans included in other liabilities as of December 31, 2004 and 2003 totaled $884,000 and $665,000, respectively.

To fund the benefits under these plans, the Corporation is the owner of single premium life insurance policies on participants in the non-qualified retirement plans. At December 31, 2004 and 2003, the cash value of these policies were $4,362,000 and $4,209,000, respectively.

NOTE 11 - REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet the minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth below) of Tier 1 capital to average assets and of Tier 1 and total capital (as defined in the regulations) to risk weighted assets. Management believes, as of December 31, 2004, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the regulators categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

NOTE 11 - REGULATORY MATTERS (CONTINUED)

The actual and required capital amounts and ratios were as follows:

	Actual			For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions		
	Amount	Ratio		Amount	Ratio		Amount	Ratio	
				(Dollars in Thousands)					
CORPORATION:									
As of December 31, 2004:									
Tier 1 leverage ratio (to average assets)	**$21,162**	**8.6**	**%**	**$≥ 9,857**	**≥4.0**	**%**	**N/A**	**N/A**	
Tier 1 risk-based capital ratio (to risk-weighted assets)	**21,162**	**16.1**		**≥ 5,263**	**≥4.0**		**N/A**	**N/A**	
Total risk-based capital ratio (to risk-weighted assets)	**22,426**	**17.0**		**≥10,526**	**≥8.0**		**N/A**	**N/A**	
As of December 31, 2003:									
Tier 1 leverage ratio (to average assets)	$20,498	9.4	%	$≥8,744	≥4.0	%	N/A	N/A	
Tier 1 risk-based capital ratio (to risk-weighted assets)	20,498	16.7		≥4,926	≥4.0		N/A	N/A	
Total risk-based capital ratio (to risk-weighted assets)	22,011	17.9		≥9,853	≥8.0		N/A	N/A	
BANK:									
As of December 31, 2004:									
Tier 1 leverage ratio (to average assets)	**$22,097**	**8.2**	**%**	**$≥10,761**	**≥4.0**	**%**	**$≥13,452**	**≥ 5.0**	**%**
Tier 1 risk-based capital ratio (to risk-weighted assets)	**22,097**	**16.7**		**≥ 5,287**	**≥4.0**		**≥ 7,930**	**≥ 6.0**	
Total risk-based capital ratio (to risk-weighted assets)	**23,682**	**17.9**		**≥10,575**	**≥8.0**		**≥13,218**	**≥10.0**	
As of December 31, 2003:									
Tier 1 leverage ratio (to average assets)	$19,566	9.0	%	$≥8,733	≥4.0	%	$≥10,916	≥ 5.0	%
Tier 1 risk-based capital ratio (to risk-weighted assets)	19,566	15.9		≥4,909	≥4.0		≥ 7,364	≥ 6.0	
Total risk-based capital ratio (to risk-weighted assets)	20,778	16.9		≥9,819	≥8.0		≥12,274	≥10.0	

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans or advances. Regulatory approval is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits (as defined) for that year combined with the retained net profits for the two preceding calendar years. At December 31, 2004, approximately $4,509,000 of undistributed earnings of the Bank, included in consolidated shareholders' equity, was available for distribution to the Corporation as dividends without prior regulatory approval.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Corporation is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit (typically mortgages and commercial loans) and, to a lesser extent, standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments. The Corporation does not anticipate any material losses from these commitments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extensions of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties. On loans secured by real estate, the Corporation generally requires loan to value ratios of no greater than 80%.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and similar transactions. The terms of the letters of credit vary and may have renewal features. The credit risk involved in using letters of credit is essentially the same as that involved in extending loans to customers. The Corporation holds collateral supporting those commitments for which collateral is deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2004 and 2003 for guarantees under standby letters of credit issued is not material.

The Corporation has not been required to perform on any financial guarantees, and has not incurred any losses on its commitments, during the past two years.

A summary of the Corporation's commitments at December 31 were as follows:

	2004	**2003**
	(In Thousands)	
Commitments to extend credit	**$16,985**	$19,511
Standby letters of credit	**306**	163

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Corporation's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Corporation could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends and have not been re-evaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Corporation since a fair value calculation is only provided for a limited portion of the Corporation's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Corporation's disclosures and those of other companies may not be meaningful. For the following financial instruments, the carrying value is a reasonable estimate of fair value:

Cash and cash equivalents
Time certificates of deposit
Accrued interest receivable
Restricted investment in bank stocks
Short-term borrowings
Junior subordinated debt
Accrued interest payable

For investment securities, fair value is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on quoted market prices of comparable securities.

For floating rate loans that reprice frequently and which entail no significant changes in credit risk, the carrying amount is a reasonable estimate of fair value. For fixed rate loans, fair value is estimated using discounted cash flow analysis, at interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

For demand deposits, the carrying amount is a reasonable estimate of fair value. For savings and time deposits, fair value is estimated using discounted cash flow analysis, at interest rates currently offered for deposits with similar maturities.

For long-term borrowings, fair value is based on currently available rates for borrowings with similar terms and remaining maturities.

Off balance sheet instruments of the Bank consist of letters of credit, loan commitments and unfunded lines of credit. Fair value is estimated using fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counterparties credit standings. Any fees charged are immaterial.



NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Estimated fair values of financial instruments at December 31 were as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets:				
Cash and cash equivalents	$ 8,106	$ 8,106	$ 5,342	$ 5,342
Time certificates of deposit	1,785	1,785	199	199
Investment securities:				
Available for sale	51,120	51,120	42,931	42,931
Held to maturity	23,327	23,560	19,393	19,765
Loans, less allowance for loan losses	147,518	148,275	141,206	143,039
Accrued interest receivable	980	980	916	916
Restricted investment in bank stocks	1,902	1,902	1,202	1,202
Financial liabilities:				
Deposits	203,130	203,720	187,263	189,739
Short-term borrowings	4,449	4,449	4,788	4,788
Long-term borrowings	16,000	16,492	8,000	8,961
Junior subordinated debt	5,155	5,155	5,000	5,000
Accrued interest payable	340	340	257	257
Off-balance sheet financial instruments	-	-	-	-

NOTE 14 - CONTINGENCIES

The Corporation is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Corporation in connection with any such claims and lawsuits, it is the opinion of management that the disposition or ultimate determination of any such claims and lawsuits will not have a material adverse effect on the consolidated financial position, consolidated results of operations or liquidity of the Corporation.

NOTE 15 - CONDENSED FINANCIAL INFORMATION FOR PARENT COMPANY ONLY

BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(In Thousands)	
ASSETS		
Cash	**$ 323**	$ 467
Investment in subsidiaries	**21,200**	19,802
Securities available for sale	**1,250**	951
Other assets	**137**	139
Total Assets	**$22,910**	$21,359
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	**$ 347**	$ 277
Junior subordinated debt	**5,155**	5,155
Shareholders' equity	**17,408**	15,927
Total Liabilities and Shareholders' Equity	**$22,910**	$21,359

STATEMENTS OF INCOME

	Years Ended December 31, 2004	2003	2002
		(In Thousands)	
Dividends from bank subsidiary	**$ 690**	$ 486	$ 419
Other dividends	**42**	24	19
Realized gain on sale of securities	**84**	-	-
	816	510	438
Expenses	**269**	18	11
	547	492	427
Equity in undistributed earnings in bank subsidiary	**1,576**	1,576	1,357
Net Income	**$2,123**	$2,068	$1,784

NOTE 15 - CONDENSED FINANCIAL INFORMATION FOR PARENT COMPANY ONLY (CONTINUED)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2004	2003	2002
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$2,123**	$2,068	$1,784
Equity in undistributed earnings of bank subsidiary	**(1,576)**	(1,576)	(1,357)
Realized gain on sale of securities	**(84)**	-	-
(Increase) decrease in other assets	**2**	(139)	-
Increase in other liabilities	**52**	10	-
Net Cash Provided by Operating Activities	**517**	363	427
CASH FLOWS FROM INVESTING ACTIVITIES			
Securities available for sale:			
Proceeds from sales	**94**	-	-
Purchases	**(265)**	-	-
Investment in subsidiaries	**-**	(4,655)	-
Net Cash Used in Investing Activities	**(171)**	(4,655)	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term borrowings	**-**	5,155	-
Cash dividends paid	**(490)**	(441)	(399)
Net Cash Provided by (Used in) Financing Activities	**(490)**	4,714	(399)
Net Increase (Decrease) in Cash	**(144)**	422	28
CASH - BEGINNING	**467**	45	17
CASH - ENDING	**$ 323**	$ 467	$ 45

NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized unaudited quarterly financial data of the Corporation which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation:

	Three Months Ended			
	December 31	September 30	June 30	March 31
	(In Thousands, Except per Share Amounts)			
2004:				
Interest income	**$3,223**	**$3,082**	**$3,011**	**$3,019**
Interest expense	**1,399**	**1,343**	**1,310**	**1,289**
Net interest income	**1,824**	**1,739**	**1,701**	**1,730**
Provision for loan losses	**30**	**30**	**30**	**31**
Gains on sales of securities	**84**	**2**	**-**	**47**
Provision for federal income taxes	**193**	**154**	**125**	**147**
Net income	**665**	**518**	**449**	**491**
Net income per share, basic	**0.48**	**0.37**	**0.32**	**0.35**
2003:				
Interest income	2,901	2,954	2,968	2,958
Interest expense	1,282	1,279	1,305	1,304
Net interest income	1,619	1,675	1,663	1,654
Provision for loan losses	30	30	30	30
Gains on sales of securities	-	-	121	2
Provision for federal income taxes	132	149	227	144
Net income	452	492	647	477
Net income per share, basic	0.33	0.35	0.46	0.34

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations of First Community Financial Corporation (the Corporation) and should be read in conjunction with the accompanying financial statements and other financial data included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Except for historical information, this report may be deemed to contain "forward-looking" statements regarding the Corporation. Examples of forward-looking statements include, but are not limited to, (a) projections or statements regarding future earnings, expenses, net interest income, other income, earnings or loss per share, asset mix and quality, growth prospects, capital structure and other financial terms, (b) statements of plans and objectives of management or the board of directors, and (c) statements of assumptions, such as economic conditions in the Corporation's market areas. Such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "intends," "will," "should," "anticipates," or the negative of any of the foregoing or other variations thereon or comparable terminology, or by discussion of strategy.

No assurance can be given that the future results covered by forward-looking statements will be achieved. Such statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Important factors that could impact the Corporation's operating results include, but are not limited to, (i) the effects of changing economic conditions in the Corporation's market areas and nationally, (ii) credit risks of commercial, real estate, consumer and other lending activities, (iii) significant changes in interest rates, (iv) changes in federal and state banking laws and regulations which could impact the Corporation's operations, (v) funding costs and (vi) other external developments which could materially affect the Corporation's business and operations.

EXECUTIVE SUMMARY

The Corporation's results are primarily determined by the results of operations of its principal subsidiary, The First National Bank of Mifflintown (the Bank). The Bank is a traditional community bank which operates branches in two rural counties of central Pennsylvania. The Bank's earnings are largely driven by its net interest income.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements include the Corporation and its wholly-owned subsidiary, The First National Bank of Mifflintown (the Bank). All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require the Corporation to make estimates and assumptions (see footnote 1 to the financial statements). The Corporation believes that of its significant accounting policies, the allowance for loan losses may involve a higher degree of judgment and complexity.

The allowance for loan losses is established through a charge to earnings for the provision for loan losses. In determining the balance in the allowance for loan losses, consideration is given to a variety of factors in establishing this estimate. In estimating the allowance for loan losses, management considers current economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of the underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. The use of different estimates or assumptions could produce different provisions for loan losses. Additional information is provided in the "Provision for Loan Losses" and "Allowance for Loan Losses" sections.



OVERVIEW

In 2004, the Corporation recorded net income of $2,123,000, an increase of $55,000 or 2.7%, from net income of $2,068,000 in 2003.

The increase in net income during 2004 as compared to 2003 is primarily a result of the following:

- Increase in net interest income of $383,000.
- Decrease in gains on sales of foreclosed real estate of $124,000.

Basic earnings per share were $1.52 in 2004 compared to $1.48 in 2003. Return on average equity for 2004 was 12.77% compared to 13.40% in 2003. Return on average assets was 0.89% for 2004 compared with 0.98% in 2003.

RESULTS OF OPERATIONS

NET INTEREST INCOME AND NET INTEREST MARGIN

Net interest income is the difference between interest income earned on investments and loans, and interest expense incurred on deposits and other liabilities. For analysis purposes, net interest income is evaluated on a fully tax equivalent (FTE) basis. The FTE basis is calculated by grossing up the yield on tax-exempt securities and loans by the Federal tax rate of 34%, in order that the yield on tax-exempt assets may be comparable to interest earned on taxable assets. The factors that affect net interest income include changes in interest rates and changes in average balances of interest-earning assets and interest-bearing liabilities. Net interest income on an FTE basis increased to $7,430,000 in 2004 from $7,010,000 in 2003 and $6,538,000 in 2002.

NET INTEREST INCOME AND NET INTEREST MARGIN (CONTINUED)

The following table includes average balances, rates and interest income and expense adjusted to an FTE basis, the interest rate spread and the net interest margin:

Average Balances, Rates and Interest Income and Expense
(Dollars in Thousands)

	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
INTEREST EARNING ASSETS									
Securities:									
Taxable	$ 49,059	$ 1,661	3.39 %	$ 39,502	$ 1,489	3.77 %	$ 32,113	$ 1,672	5.21 %
Tax-exempt	19,954	1,135	5.69 %	15,909	1,023	6.43 %	14,513	1,026	7.07 %
Total Securities	69,013	2,796	4.11 %	55,411	2,512	4.53 %	46,626	2,698	5.79 %
Other	3,856	98	2.54 %	4,567	103	2.26 %	6,064	120	1.98 %
Loans:									
Taxable	145,010	9,729	6.71 %	131,336	9,414	7.17 %	119,749	9,343	7.80 %
Tax-exempt	2,315	148	6.39 %	2,410	152	6.31 %	2,280	142	6.23 %
Total Loans	147,325	9,877	6.70 %	133,746	9,566	7.15 %	122,029	9,485	7.77 %
Total Interest Earning Assets	220,194	12,771	5.80 %	193,724	12,181	6.29 %	174,719	12,303	7.04 %
Non-interest earnings assets	19,655			17,113			16,796		
Total Assets	$239,849			$210,837			$191,515		
LIABILITIES AND SHAREHOLDERS' EQUITY									
INTEREST BEARING LIABILITIES									
Demand deposits, interest bearing	$ 22,516	119	0.53 %	$ 19,038	$ 167	0.88 %	$ 16,696	$ 199	1.19 %
Savings deposits	25,357	258	1.02 %	21,174	237	1.12 %	17,374	311	1.79 %
Time deposits	126,346	4,019	3.18 %	124,225	4,248	3.42 %	116,147	4,731	4.07 %
Total Interest Bearing Deposits	174,219	4,396	2.52 %	164,437	4,652	2.83 %	150,217	5,241	3.49 %
Short-term borrowings	4,231	60	1.42 %	3,479	29	0.83 %	3,103	44	1.42 %
Long-term borrowings	21,923	885	4.04 %	8,219	489	5.95 %	8,088	480	5.93 %
Total Interest Bearing Liabilities	200,373	5,341	2.67 %	176,135	5,170	2.94 %	161,408	5,765	3.57 %
Demand deposits, non-interest bearing	21,476			17,838			14,969		
Other liabilities	1,372			1,428			1,309		
Shareholders' equity	16,628			15,436			13,829		
Total Liabilities and Shareholders' Equity	$239,849			$210,837			$191,515		
NET INTEREST INCOME		$ 7,430			$ 7,011			$6,538	
INTEREST RATE SPREAD			3.13 %			3.35 %			3.47 %
NET INTEREST MARGIN			3.37 %			3.62 %			3.74 %

Yields on tax-exempt assets have been computed on a fully tax equivalent basis assuming a tax rate of 34%.
For yield calculation purposes, non-accruing loans are included in average loan balances.
Interest income on loans includes amortized fees and costs on loans totaling $161,000 in 2004, $349,000 in 2003, and $198,000 in 2002.
Securities available for sale are carried at amortized cost for purposes of calculating the average yield on taxable securities.

NET INTEREST INCOME AND NET INTEREST MARGIN (CONTINUED)

The following table shows changes in net interest income attributed to changes in rates and changes in average balances of interest-earning assets and interest-bearing liabilities:

Rate/Volume Analysis
(In Thousands)

	2004 versus 2003			2003 versus 2002		
	Change Due to			Change Due to		
	Rate	Volume	Total	Rate	Volume	Total
INTEREST EARNING ASSETS						
Securities:						
Taxable	$(152)	$ 324	$172	$ (462)	$ 279	$(183)
Tax-exempt	(118)	230	112	(93)	90	(3)
Total Securities	(270)	554	284	(555)	369	(186)
Other	(12)	7	(5)	(3)	(14)	(17)
Total loans	(600)	911	311	(757)	838	81
Total	(882)	1,472	590	(1,315)	1,193	(122)
INTEREST BEARING LIABILITIES						
Demand deposits, interest bearing	(66)	18	(48)	(53)	21	(32)
Savings deposits	(22)	43	21	(117)	43	(74)
Time deposits	(296)	67	(229)	(759)	276	(483)
Short-term borrowings	19	11	30	(18)	3	(15)
Long-term borrowings	(156)	553	397	-	9	9
Total	(521)	692	171	(947)	352	(595)
Net Interest Income	$(361)	$ 780	$419	$ (368)	$ 841	$ 473

Interest income is presented on a fully tax equivalent basis, assuming a tax rate of 34%.
The net change attributable to the combination of rate and volume has been allocated to the change due to volume.

2004 VERSUS 2003

During 2004, tax equivalent interest income increased by $590,000 compared to 2003, as asset growth more than offset the decline in rates. Average loans increased $13,579,000 positively impacting interest income by $911,000; however, a decline of 0.45% in the yield on loans lowered interest income by $600,000. Total average securities grew by $13,602,000 but the corresponding yield decreased by 0.38%. The growth in securities increased net interest income by $554,000 but the decline in rates reduced the return by $270,000.

Total average interest-bearing liabilities grew by $24,238,000 between 2003 and 2004 increasing interest expense by $692,000 for 2004, which was partially offset by a lower average rate paid on interest-bearing liabilities 0.27%, which decreased interest expense by $521,000.

The net interest margin is the ratio of net interest to interest-earning assets, reflecting a net yield on earning assets. The 0.25 decrease in the net interest margin during 2004, compared to 2003, resulted primarily from the decrease in rates on earning assets outpacing the growth in earning assets and the decline in rates on interest-bearing liabilities.

NET INTEREST INCOME AND NET INTEREST MARGIN (CONTINUED)

2003 VERSUS 2002

During 2003, tax equivalent interest income decreased by $122,000 compared to 2002, as asset growth was more than offset by a decline in rates. Average loans increased $11,717,000 positively impacting interest income by $838,000; however, a decline of 0.62% in the yield on loans lowered interest income by $757,000. Total average securities grew by $8,785,000 but the corresponding yield decreased 1.26%. The growth in securities increased interest income by $369,000 but the decline in rates reduced the return by $555,000.

Total average interest-bearing liabilities grew by $14,727,000 between 2002 and 2003 increasing interest expense by $352,000 for 2003, which was more than offset by a lower average rate paid on interest-bearing liabilities of 0.63%, which decreased interest expense by $947,000.

The net interest margin is the ratio of net interest income to interest-earning assets, reflecting a net yield on earning assets. The 0.12% decrease in the net interest margin during 2003, compared to 2002, resulted primarily from the decrease in rates on earning assets outpacing the growth in earning assets and the decline in rates on interest-bearing liabilities.

PROVISION FOR LOAN LOSSES

The provision for loan losses and allowance for loan losses are based on management's ongoing assessment of the Corporation's credit exposure and consideration of other relevant factors. The allowance for loan losses is a valuation reserve, which is available to absorb future loan charge-offs. The provision for loan losses is the amount charged to earnings on an annual basis.

The Corporation recorded a $121,000 provision for loan losses in 2004, compared to $120,000 in 2003. Provisions for loan losses are charged to income to bring the allowance for loan losses to a level deemed appropriate by management based on the factors discussed under the "Allowance for Loan Losses" section.

OTHER INCOME

2004 VERSUS 2003

Other income of $1,630,000 during 2004 represented an increase of $98,000 over 2003, primarily as a result of the following:

- An increase in income from fiduciary activities of $120,000 or 53.1%. This increase is the result of growth of assets under management and an increase in estate settlement fees.
- An increase in service charges on deposit accounts of $25,000 or 5.4%, which is consistent with the growth in deposit accounts.
- An increase in ATM and debit card fees of $40,000 or 14.4%, which is a result of new customers and increased usage by existing customers.
- An increase in other income of $46,000 due to an increase in commissions received on sales on certain types of insurance products.

These increases were partially offset by:

- A decrease in earnings on investment in life insurance of $19,000 or 9.2%.
- A decrease in realized gain on sale of foreclosed real estate of $124,000. There were no gains on sales of foreclosed real estate in 2004.



OTHER INCOME (CONTINUED)

2003 VERSUS 2002

Other income of $1,532,000 during 2003 represented an increase of $307,000 over 2002, primarily as a result of the following:

- Gains on sales of securities totaled $123,000 during 2003. There were no gains on sales of securities during 2002.
- Gain on sale of foreclosed real estate of $124,000 during 2003. There were no gains on sales of foreclosed real estate in 2002.
- An increase in service charges on deposit accounts of $72,000, or 18.2%, to $467,000. The increase is consistent with the growth in deposits during the year and also reflects an increase in fees collected on checks presented against non-sufficient funds.
- An increase in income generated by the Trust Department to $226,000 during 2003 from $208,000 during 2002. The increase is consistent with the growth in the fair value of assets under management.

The increases were partially offset by the following:

- A decrease in earnings on the investment in life insurance of $24,000 to $206,000 in 2003 due to a general decrease in interest rates during 2003.
- A decrease in other income of $40,000 from 2002 to 2003 due to a reduction in commissions received on sales of certain types of insurance products.

OTHER EXPENSES

2004 VERSUS 2003

Other expenses increased $458,000 or 8.6% to $5,761,000 during 2004 as compared to $5,303,000 during 2003, primarily as a result of the following:

- An increase in employee compensation and benefits of $342,000 or 12.6% to $3,058,000 during 2004 from $2,716,000 during 2003. The increase was related to general merit increases, an increase in the cost of employee benefits, and the opening of the new Bloomfield Borough Branch in October of 2004.
- An increase in director and advisory boards compensation of $90,000 or 41.1%, primarily as a result of deferred compensation and director retirement plans.
- An increase in ATM expense of $36,000 or 18.3%, primarily as a result of an increase in ATM usage and an increase in interchange fees.
- An increase in net occupancy and equipment expense of $16,000 or 1.8%.

These increases were partially offset by a decrease in professional and regulatory fees of $81,000 or 29.0%. This decrease is the result of the partial recovery of legal fees related to a commercial loan dispute.

OTHER EXPENSES (CONTINUED)

2003 VERSUS 2002

Other expenses increased $315,000, or 6.3%, to $5,303,000 during 2003 as compared to $4,988,000 during 2002, primarily as a result of the following:

- An increase in employee compensation and benefits of $201,000, or 8.0%, to $2,716,000 during 2003 from $2,515,000 during 2002. The increase was primarily related to general merit increases, the cost of a new incentive compensation plan and increases in the cost of employee benefits. The number of full-time equivalent employees was 72 at December 31, 2003 and 2002.
- An increase in professional and regulatory fees of $27,000, or 10.7%, to $279,000 during 2003 primarily as a result of legal expenses relating to a foreclosed commercial property.
- An increase in supplies and postage of $40,000, or 21.6%, to $225,000 during 2003, primarily as a result of increased activity due to growth in loans and deposits. Additionally, 2002 included a credit for supplies on hand when the Corporation outsourced its supplies management function.
- An increase in ATM expenses of $32,000, or 19.4%, to $197,000 during 2003, primarily as a result of replacing existing machines with new ATM machines, an increase in interchange fees and an increase in activity due to the growth in deposits.

INCOME TAXES

Income tax expense was $619,000 for 2004 compared to $652,000 for 2003 and $474,000 for 2002. Income tax expense as a percentage of income before income taxes was 22.9% for 2004, 24.0% for 2003 and 21.0% for 2002. The Corporation's lower effective tax rate in 2004 was a result of an increase in the percentage of pre-tax income being derived from tax-exempt investments and loans and tax-exempt income earned on life insurance. Refer to footnote 9 to the consolidated financial statements for further analysis of income taxes.

FINANCIAL CONDITION

SECURITIES

The securities portfolio is a component of interest-earning assets and is second in size only to the Corporation's loan portfolio. Investment securities not only provide interest income, they provide a source of liquidity, diversify the earning asset portfolio and provide collateral for public funds and securities sold under agreements to repurchase.

The Corporation's securities are classified as either held to maturity or available for sale. Securities in the held to maturity category are accounted for at amortized cost. Available for sale securities are accounted for at fair value with unrealized gains and losses, net of taxes, reported as a separate component of comprehensive income.

The Corporation generally intends to hold its investment portfolio until maturity; however, about 68.7% or $51,120,000, of total securities at December 31, 2004 was classified as available for sale. Net unrealized gains at year-end 2004 were $362,000 compared to a gain of $588,000 at year-end 2003. The net unrealized gain at December 31, 2004 is reflected as accumulated other comprehensive income of $196,000 in shareholders' equity, net of deferred income taxes. The accumulated other comprehensive income net of taxes at December 31, 2003 totaled $348,000. This decline reflects changes in interest rates during 2004. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2004, the Corporation has not recognized other-than-temporary impairment on any of its investment securities. For additional information on unrealized losses by investment type, see footnote 3 to the consolidated financial statements.

SECURITIES (CONTINUED)

Held to maturity securities totaled $23,327,000 at December 31, 2004 compared to $19,393,000 a year ago. The increase (decrease) was a result of purchases of U.S. Government agency securities and state and municipal securities partially offset by calls and maturities. A significant portion of this portfolio is comprised of state and municipal securities that provide tax-exempt interest income to the Corporation.

The following tables set forth the composition of the securities portfolio and the securities maturity schedule, including weighted average yield, as of the dates indicated:

Investment Securities
(In Thousands)

	2004	2003	2002
AVAILABLE FOR SALE SECURITIES AT FAIR VALUE			
U.S. Agencies	**$ 4,742**	$ 3,165	$ 3,308
Mortgage-backed securities	**45,128**	38,815	35,807
Stock in other banks	**1,250**	951	864
	51,120	42,931	39,979
HELD TO MATURITY SECURITIES AT AMORTIZED COST			
U.S. Agencies	**1,248**	1,247	-
State and municipal	**22,079**	17,744	14,529
Mortgage-backed securities	**-**	402	914
	23,327	19,393	15,443
	$74,447	$62,324	$55,422

Securities Maturity Schedule
(Dollars in Thousands)

	1 Year or Less		Over 1-5 Years		Over 5-10 Years		Over 10 Years or no Maturity		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Agencies	$656	4.35 %	$4,588	2.92 %	$ 746	5.49 %	$ -	- %	$ 5,990	3.40 %
State and municipal	250	5.80	482	3.68	3,210	4.23	18,137	5.38	22,079	5.18
Mortgage-backed securities	-	-	-	-	-	-	45,128	3.63	45,128	3.63
Equity securities	-	-	-	-	-	-	1,250	-	1,250	-
	$906	4.75 %	$5,070	2.99 %	$3,956	4.47 %	$64,515	4.05	$74,447	4.01 %

Held to maturity securities are accounted for at amortized cost and available for sale securities are accounted for at fair value.
Weighted average yields are calculated on a fully tax equivalent basis assuming a tax rate of 34%.

LOANS

Loans at December 31 were as follows:

	2004	2003	2002	2001	2000
			(In Thousands)		
Commercial, financial and agricultural	**$ 12,918**	$ 14,347	$ 13,023	$ 10,891	$ 10,718
Real estate:					
Commercial	**31,578**	27,657	20,624	19,529	15,621
Construction	**99**	37	50	105	-
Residential	**100,043**	96,215	88,448	80,262	68,931
Installment	**4,527**	4,507	4,906	5,322	5,953
Total	**149,165**	142,763	127,051	116,109	101,223
Allowance for loan losses	**(1,264)**	(1,212)	(1,111)	(1,038)	(966)
Deferred loan fees and costs, net	**(383)**	(345)	(314)	(274)	(247)
Loans	**$147,518**	$141,206	$125,626	$114,797	$100,010

The loan portfolio comprises the major portion of the Corporation's earning assets. The increase in loans of $6,312,000, or 4.5%, during 2004 was primarily in residential real estate which grew by $3,828,000 or 4.0%, and commercial real estate which grew by $3,921,000 or 14.2%.

The following table sets forth information on the contractual maturities for commercial and construction loans as of the dates indicated:

Loan Maturities - Commercial and Construction Loans
(In Thousands)

	Less than 1 Year	1-5 Years	Over 5 Years	Total
Commercial, financial and agricultural	$4,558	$4,962	$ 3,398	$12,918
Real estate:				
Commercial	1,712	1,652	28,214	31,578
Construction	99	-	-	99
Total	$6,369	$6,614	$31,612	$44,595
Loans with a fixed interest rate	$ 930	$5,232	$14,666	$20,828
Loans with a variable interest rate	5,439	1,382	16,946	23,767
Total	$6,369	$6,614	$31,612	$44,595

The Corporation has a significant concentration of residential and commercial mortgage loans collateralized by properties located in Juniata and Perry Counties of Pennsylvania and the surrounding area.

NON-PERFORMING ASSETS

Non-performing assets include loans on a non-accrual basis, loans past due more than ninety days and still accruing, troubled debt restructurings and foreclosed real estate. These groups of assets represent the asset categories posing the greatest risk of loss to the Corporation. Non-accruing loans are loans no longer accruing interest due to apparent financial difficulties of the borrower. The Corporation generally discontinues accrual of interest when principal or interest becomes doubtful based on prevailing economic conditions and collection efforts. Loans are returned to accrual status only when all factors indicating doubtful collectibility cease to exist. Troubled debt restructurings result when an economic concession has been made to a borrower taking the form of a reduction or deferral of interest and/or principal. As of December 31, 2004 and 2003, the Corporation had no troubled debt restructurings. Potential problem loans include impaired loans that are not on non-accrual basis or past due more than 90 days and still accruing. Foreclosed real estate is acquired through foreclosure or in lieu of foreclosure and is recorded at fair value at the date of foreclosure establishing a new cost basis. Gains on the sale of foreclosed real estate are included in other income, while losses and writedowns resulting from periodic revaluations are included in other expenses.

The following table sets forth the Corporation's non-performing assets as of the dates indicated:

Non-Performing Assets
(Dollars in Thousands)

	2004	2003	2002	2001	2000
Non-accrual loans	**$ 504**	$1,411	$ 200	$747	$ 53
Accruing loans 90 days past due	**-**	-	-	-	133
Total Non-Performing Loans	**504**	1,411	200	747	186
Foreclosed real estate	**56**	-	207	60	4
Total Non-Performing Assets	**$ 560**	$1,411	$ 407	$807	$190
Potential problem loans	**$1,964**	$1,729	$1,800	$ -	$ -
Ratios:					
Non-performing loans to total loans	**0.34 %**	1.00 %	0.16 %	0.64 %	0.18 %
Non-performing assets to total loans and foreclosed real estate	**0.38 %**	1.00 %	0.32 %	0.69 %	0.19 %
Allowance for loan losses to non-performing loans	**39.87 %**	85.90 %	555.55 %	139.04 %	521.55 %
Non-accrual loans:					
Interest income that would have been recorded under original terms	**34**	90	65	83	6
Interest income recorded during the year	**21**	17	61	56	4

Total non-performing assets at year-end 2004 decreased $851,000, primarily as a result of the liquidation of several commercial properties, which served as collateral for non-accrual loans that were outstanding at December 31, 2003.

ALLOWANCE FOR LOAN LOSSES

The Bank has established a systematic methodology for the determination of the allowance for loan losses. The methodology is set forth in a formal policy and takes into consideration the need for an overall general valuation as well as specific allowances that are tied to individual loans.

In originating loans, the Bank recognizes that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan.

The Bank's evaluation of the adequacy of the allowance for loan losses includes a review of all loans on at least a quarterly basis. For residential mortgage loans and consumer loans, the primary factors used to determine the adequacy of the allowance are delinquency, collateral value, general economic conditions and, where applicable, individual borrower information that is known to the Bank. For commercial loans and commercial real estate loans, the review includes financial performance of the borrower, payment history, collateral value, general economic conditions and more specific economic conditions affecting specific industries or business activities of the borrowers within the portfolio agreements.

Management maintains an allowance for loan losses that it considers adequate based on the evaluation process that it performs on a quarterly basis. As part of this process, management considers it appropriate to maintain a portion of the allowance that is based on credit quality trends, loan volume, current economic trends and other uncertainties. This portion of the allowance for loan losses is reflected as the unallocated portion in the table below that indicates the distribution of the allowance.

The allowance for loan losses is based on estimates and ultimate losses may vary from current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

The following tables set forth information on the analysis of the allowance for loan losses and the allocation of the allowance for loan losses as of the dates indicated:

Analysis of Allowance for Loan Losses
(Dollars in Thousands)

	Years Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Beginning balance	**$1,212**	$1,111	$1,038	$ 966	$863
Provision for loan losses	**121**	120	120	78	114
Loans charged off:					
Commercial, financial and agricultural	**50**	-	77	-	-
Real estate	-	16	-	-	-
Installment	**22**	18	1	18	15
Total Charged-off	**72**	34	78	18	15
Recoveries:					
Commercial, financial and agricultural	-	-	-	6	-
Real estate	-	11	29	-	-
Installment	**3**	4	2	6	4
Total Recoveries	**3**	15	31	12	4
Net charge-offs	**69**	19	47	6	11
Ending balance	**$1,264**	$1,212	$1,111	$1,038	$966

ALLOWANCE FOR LOAN LOSSES (CONTINUED)

	Years Ended December 31,				
	2004	2003	2002	2001	2000
Ratios:					
Net charge-offs to average loans	**0.06**	0.01	0.04	0.01	0.01
Allowance for loan losses to total loans	**0.86**	0.85	0.88	0.89	0.95

Allocation of the Allowance for Loan Losses
(Dollars in Thousands)

	2004		2003		2002		2001		2000	
	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans	Amount	Percent of Loan Type to Total Loans
Commercial, financial and agricultural	$ 286	8.66	$ 270	10.05	$ 209	10.25	$ 172	9.38	$139	10.59
Real estate:										
Commercial	338	21.17	424	19.37	401	16.23	183	16.82	60	15.43
Construction	-	0.07	-	0.03	-	0.04	-	0.09	-	-
Residential	262	67.07	240	67.39	274	69.62	249	69.13	214	68.10
Installment	26	3.03	26	3.16	25	3.86	18	4.58	45	5.88
Unallocated	352	N/A	252	N/A	202	N/A	416	N/A	508	N/A
Total	$1,264	100.00	$1,212	100.00	$1,111	100.00	$1,038	100.00	$966	100.00

Management believes the allowance for loan losses at December 31, 2004 and 2003 is adequate to absorb losses inherent in the loan portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary, and the results of operations could be significantly and adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while the Bank believes it has established its existing allowance for loan losses in accordance with accounting principles generally accepted in the United States of America, there can be no assurance that the Office of the Comptroller of the Currency or the Board of Governors of the Federal Reserve System, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that material increases will not be necessary should the quality of loans deteriorate as a result of factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Bank's financial condition and results of operations.

DEPOSITS

Management believes that the development and retention of deposits is the basis of sound growth and profitability. These deposits provide the primary source of funding for loans and investments. The Corporation's continued expansion and business development within its market area fueled the growth in deposits. As of December 31, 2004, deposits totaled $203,130,000 up $15,867,000 or 8.5%, from year-end 2003. Demand deposits contributed most of the growth with a $7,305,000 or 18.1% increase. Savings deposits and time deposits followed with growth of $3,051,000 and $5,511,000, respectively. The growth in demand deposits resulted from continuing bank-wide promotions and the opening of our new Bloomfield Borough office.

BORROWINGS

Short-term borrowings at December 31 were as follows:

	2004	2003	2002
		(Dollars in Thousands)	
Amount outstanding at end of year:			
Federal funds purchased	$ 224	$ 673	$ -
Securities sold under agreements to repurchase	3,127	4,018	3,512
Short-term FHLB advances	1,000	-	-
Treasury tax and loan note	98	97	98
	$4,449	$4,788	$3,610
Weighted average interest rate at end of year	1.82 %	0.88 %	0.85 %
Maximum amount outstanding at any end of month	$10,462	$5,941	$4,044
Daily average amount outstanding	4,231	3,479	3,103
Approximate weighted average interest rate for the year	1.42 %	0.83 %	1.42 %

Long-term borrowings increased $8,000,000 in 2004 due to the increase in FHLB advances. Additional information on borrowings is located in footnote 7 to the consolidated financial statements.

AGGREGATE CONTRACTUAL OBLIGATIONS

The following table represents the Corporation's on and off-balance sheet aggregate contractual obligations to make future payments as of December 31, 2004 (in thousands):

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Total
Time deposits	$61,075	$44,637	$24,052	$ -	$129,764
Long-term debt	-	7,000	1,000	13,155	21,155
Operating leases	42	52	8	-	102
Total	$61,117	$51,689	$25,060	$13,155	$151,021

In addition, tne Corporation in the conduct of business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. Management is not aware of any other commitments or contingent liabilities which may have a material adverse impact on the liquidity or capital resources of the Corporation.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and, to a lesser extent, standby letters of credit. At December 31, 2004, the Corporation had unfunded outstanding commitments to extend credit of $17.0 million and outstanding standby letters of credit of $306,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. Refer to footnote 12 of the consolidated financial statements for a discussion of the nature, business purpose and importance of the Corporation's off-balance sheet arrangements.

INTEREST RATE SENSITIVITY

The operations of the Corporation do not subject it to foreign currency risk or commodity price risk. The Corporation does not utilize interest rate swaps, caps or hedging transactions. In addition, the Corporation has no market risk sensitive instruments entered into for trading purposes. However, the Corporation is subject to interest rate risk and employs several different methods to manage and monitor the risk.

Rate sensitive assets and rate sensitive liabilities are those whose rates or yields are subject to change within a defined time period, due to maturity or a floating market rate. The risk to the Corporation results from interest rate fluctuations to the extent that there is a difference between the amount of the Corporation's rate sensitive assets and the amount of interest sensitive liabilities within specified periods. The Corporation monitors its rate sensitivity in order to reduce its vulnerability to interest rate fluctuations while maintaining adequate capital and acceptable levels of liquidity. The Corporation's asset and liability policy, along with monthly financial reports and monthly financial simulations, supplies management with guidelines to evaluate and manage the Corporation's rate sensitivity.

Financial simulation presents a picture of the effect interest rate changes have on net interest income. Assumptions and estimates are used in the preparation of the simulation and actual values may differ from those presented. In addition, these simulations do not portray other actions management might take to changes in market rates. The following is an analysis of possible changes in the Corporation's net interest income, for a +/- 200 basis point rate shock over a one year period compared to a flat or unchanged rate scenario.

	2004	2003
Change in interest rates	**Percent Change in Net Interest Income**	Percent Change in Net Interest Income
+200 basis points	**0.51 %**	2.96 %
Flat rate	**- %**	- %
-200 basis points	**(1.46) %**	(4.76) %

The percent change is expressed as the change in net interest income as a percent of the base year's net interest income. The net interest income at risk position is within the guidelines set by the Corporation's asset/liability policy. An increase of 200 basis points could result in a 0.51% (or $42,000) increase in net interest income, whereas, a 200 basis point decrease could result in a 1.46% (or $119,000) decline in net interest income.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity represents the Corporation's ability to efficiently manage cash flows to support customers' loan demand, withdrawals by depositors, the payment of operating expenses, as well as the ability to take advantage of business and investment opportunities as they arise. Liquidity is essential to compensate for fluctuations in the balance sheet and provide funds for growth.

The primary sources of liquidity are the Corporation's deposit base and a strong capital position. The stability of the deposits is reflected in a comparison of year-end balances to yearly averages. Deposits at year-end 2004 totaled $203,130,000 and averaged $195,381,000 for the year, this is consistent with the increase in deposits for the year. Likewise, year-end 2003 deposits totaled $187,263,000 and averaged $165,186,000 for the year.

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Other sources of liquidity are available from investment securities maturing in one year or less, which totaled $906,000 at year-end 2004 and from investments in mortgage-backed securities, which supply income and principal cash flow streams on an ongoing basis. Mortgage-backed securities represented 61.4% of the total amortized cost of securities as of December 31, 2004. These sources provide the Corporation with adequate resources to meet its short-term liquidity requirements. Longer term liquidity needs might be met by selling securities available for sale, which had a fair value of $51,120,000 at December 31, 2004, selling loans or raising additional capital. In addition, the Corporation has established federal funds lines of credit at the Federal Home Loan Bank of Pittsburgh and the Atlantic Central Bankers Bank, which are reliable sources for short and long-term funds. The maximum borrowing capacity through the Federal Home Loan Bank approximated $128,000,000 at December 31, 2004, of which $111,708,000 or 87.3% was available.

The Corporation's loan to deposit ratio, for 2004, was maintained at an average of 75.4% and ended the year at 72.6% compared to an average of 73.4% in 2003 and 76.1% at the end of 2003.

The Corporation's financial statements do not reflect various commitments that are made in the normal course of business, which may involve some liquidity risk. These commitments consist mainly of unfunded loans and letters of credit made under the same standards as on-balance sheet instruments. Commitments to extend credit, at December 31, 2004 totaled $17.0 million and standby letters of credit totaled $306,000.

The Corporation is not aware of any known trends or any known demands, commitments, events or uncertainties, which would result in the liquidity increasing or decreasing in a material way.

The greater the capital resources, the more likely the Corporation will be able to meet its cash obligations and unforeseen expenses. The Corporation's strong capital position is related to growth in earnings. The dividend payout ratio was 23.1% in 2004, compared to 21.3% in 2003. Shareholders' equity at the end of 2004 totaled $17,408,000, an increase of $1,481,000 or 9.3% over year-end 2003. The increase was a result of net income partially offset by a $152,000 unrealized loss on securities available for sale, net of taxes, and by the dividend payout of $490,000. Likewise, shareholders' equity at the end of 2003 totaled $15,927,000, an increase of $1,234,000 or 8.4% over year-end 2002. The increase was a result of net income supplemented with a $393,000 unrealized gain on securities available for sale, net of taxes, partially offset by the dividend payout of $441,000.

The table in footnote 11 to the financial statements sets forth the Corporation's and Bank's capital ratios as of December 31, 2004 and 2003. These ratios show that the Bank exceeds the federal regulatory minimum requirements for a "well capitalized bank." The minimum regulatory requirements of a "well capitalized bank" for the leverage ratio, Tier 1 and total risk-based capital ratios are 5.00%, 6.00% and 10.00%, respectively.

The Corporation is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities that, if implemented, would have a material effect on the Corporation's capital, liquidity or its operations.

INFLATION

The impact of inflation upon banks differs from the impact upon non-banks. The majority of assets and liabilities of a bank are monetary in nature and, therefore, change with movements in interest rates. The exact impact of inflation on the Corporation is difficult to measure. Inflation may cause operating expenses to increase at a rate not matched by increased earnings. Inflation may also affect the borrowing needs of consumers, thereby affecting growth of the Corporation's assets. Inflation may also affect the general level of interest rates, which could have an effect on the Corporation's profitability. However, as discussed previously, the Corporation strives to manage its interest sensitive assets and liabilities offsetting the effects of inflation.

Summary of Selected Financial Data

(Dollars in Thousands, Except Per Share Data)

	2004	2003	2002	2001	2000
Income Statement Data					
Net interest income	**$ 6,994**	$ 6,611	$ 6,141	$ 4,898	$ 4,657
Provision for loan losses	**121**	120	120	78	114
Gains on sales of securities	**133**	123	-	77	-
Other income	**1,497**	1,409	1,225	1,066	1,005
Other expenses	**5,761**	5,303	4,988	4,365	4,276
Income before Taxes	**2,742**	2,720	2,258	1,598	1,272
Income tax expense	**619**	652	474	297	251
Net Income	**$ 2,123**	$ 2,068	$ 1,784	$ 1,301	$ 1,021
Balance Sheet Data (Period End)					
Total assets	**$247,655**	$222,503	$201,770	$182,492	$154,938
Loans, net	**147,518**	141,206	125,626	114,797	100,010
Investments:					
Held to maturity	**23,327**	19,393	15,443	16,350	14,687
Available for sale	**51,120**	42,931	39,979	30,792	19,361
Deposits	**203,130**	187,263	174,126	154,022	131,694
Short-term borrowings	**4,449**	4,788	3,610	6,083	3,252
Long-term borrowings	**21,155**	13,000	8,000	8,200	7,200
Shareholders' equity	**17,408**	15,927	14,693	13,059	11,930
Per Share Data					
Basic earnings	**$1.52**	$1.48	$1.27	$0.93	$0.74
Cash dividends declared	**0.350**	0.315	0.285	0.255	0.235
Book value	**12.43**	11.38	10.50	9.33	8.52
Weighted average common shares outstanding	**1,400**	1,400	1,400	1,400	1,380
Selected Ratios					
Return on average assets	**0.89 %**	0.98 %	0.93 %	0.78 %	0.69 %
Return on average shareholders' equity	**12.77 %**	13.40 %	12.90 %	10.36 %	9.09 %
Average equity to average assets	**6.93 %**	7.32 %	7.22 %	7.49 %	7.57 %
Allowance for loan losses to total loans at end of period	**0.86 %**	0.85 %	0.88 %	0.89 %	0.95 %
Dividend payout ratio	**23.08 %**	21.32 %	22.37 %	27.42 %	31.76 %

BOARD OF DIRECTORS

FIRST COMMUNITY FINANCIAL CORPORATION

and

THE FIRST NATIONAL BANK OF MIFFLINTOWN

JAMES R. McLAUGHLIN
Chairman
President and Chief Executive Officer

ROGER SHALLENBERGER
Vice Chairman

LOWELL M. SHEARER
Secretary

JOSEPH E. BARNES, SR.

NANCY S. BRATTON

JOHN P. HENRY, III

SAMUEL G. KINT

SAMUEL F. METZ

CLAIR E. McMILLEN

CHARLES C. SANER

FRANK L. WRIGHT



FIRST COMMUNITY FINANCIAL CORPORATION

JAMES R. McLAUGHLIN
Chairman
President and Chief Executive Officer

ROGER SHALLENBERGER
Vice Chairman

LOWELL M. SHEARER
Secretary

RICHARD R. LEITZEL
Treasurer

KATHY S. CLARK
Assistant Secretary



THE FIRST NATIONAL BANK OF MIFFLINTOWN

JAMES R. MCLAUGHLIN
Chairman, President and Chief Executive Officer

MARCIE A. BARBER
Senior Vice President and Credit Services Division Manager

JODY D. GRAYBILL
Vice President and Trust Services Division Manager

RICHARD R. LEITZEL
Vice President and Chief Financial Officer

TIMOTHY P. STAYER
Vice President and Community Banking Services Division Manager

JOANNE D. GOODLING
Assistant Vice President and Community Office Manager, Fermanagh Office

ROY A. LEISTER, JR.
Assistant Vice President and Community Office Manager, Delaware Office

PATTI L. MCLAUGHLIN
Assistant Vice President and Community Office Manager, New Bloomfield,
Shermans Dale and Bloomfield Borough Offices

BRADLEY D. SHERMAN
Assistant Vice President and Community Office Manager, West Perry and Ickesburg Offices

AUDRA L. HUNTER
Assistant Vice President and Community Office Manager, Loysville Office

DIANE E. ZEIDERS
Assistant Vice President and Community Office Manager, Tuscarora Valley and East Waterford Offices

DENNIS E. LUCAS
Vice President and Commercial Loan Officer

FRANCIS W. WOLMAN
Vice President and Commercial Loan Officer

NANETTE W. STAKE
Assistant Vice President and Information Technology Manager

NANCI A. LOUDENSLAGER
Operations Manager/Security Officer

TINA J. SMITH
Human Resources Manager

SANDRA Z. WERT
Auditor and Compliance Officer

KATHY S. CLARK
SANDRA J. HOLMAN
Assistant Secretaries

DIRECTORS EMERITI

Donald Q. Adams
Dale Beaston
Harry E. Clark
Elwood S. Hench
Raymond T. Long
Jane B. Marhefka
Phyllis S. Mohler
George L. Settlemyer
John A. Tetwiler
H. Scott Weibley
A. Jack Weller
Richard L. Wible

ADVISORY BOARDS

Delaware Office

John M. Auker
Dennis L. Bassler
C. Robert Hockenbrock
Mervin J. Strawser

Fermanagh Office

Daniel B. Brown
John C. Leidy
Ronald H. Mast
Alan E. Varner

Tuscarora Valley and East Waterford Offices

William A. Gilliland
Norman F. Love
James L. McClure
James M. Sheaffer
Barbara G. Wilson

New Bloomfield, Shermans Dale and Bloomfield Borough Offices

William R. Bunt
Darwin L. Kitner
John K. McClellan
Fred E. Morrow
James E. Swenson

West Perry, Ickesburg and Loysville Offices

Robert E. Sheaffer
David L. Swartz
Terry K. Urich
Floyd H. Weary

BANK LOCATIONS

FIRST COMMUNITY FINANCIAL CORPORATION
AND WHOLLY OWNED SUBSIDIARY,
THE FIRST NATIONAL BANK OF MIFFLINTOWN

The First National Bank of Mifflintown is a full-service financial institution serving customers from five locations in Juniata County and six locations in Perry County.

MAIN OFFICE
Two North Main Street
Mifflintown, PA 17059
717-436-2144

BLOOMFIELD BOROUGH OFFICE
216 South Carlisle Street
New Bloomfield, PA
717-582-3977

DELAWARE OFFICE
1-1/2 miles North of Interchange Routes 333 and 22/322
717-535-5158

EAST WATERFORD OFFICE
Route 75, East Waterford, PA
717-734-2400

FERMANAGH OFFICE
Interchange Routes 35 and 22/322
717-436-8968

ICKESBURG OFFICE
Route 17, Ickesburg, PA
717-438-3050

LOYSVILLE OFFICE
Intersection Routes 850 and 274
717-789-2400

NEW BLOOMFIELD OFFICE
Intersection Route 274 West and Cold Storage Road
717-582-7599

SHERMANS DALE OFFICE
Intersection Routes 34 and 850
717-582-7424

TUSCARORA VALLEY OFFICE
Intersection Routes 75 and Old 22/322
717-436-8947

WEST PERRY OFFICE
Intersection Routes 74 and 274
717-789-4500

Stock and Dividend Information
First Community Financial Corporation has only one class of common stock authorized, issued and outstanding. Although shares of the Corporation's common stock are traded from time to time in private transactions, there is no established public trading market for the stock. The Corporation's common stock is not listed on any stock exchange or automated quotation system and there are no present plans to so list the stock. There can be no assurance that, at any given time, any persons will be interested in acquiring shares of the Corporation's common stock. Price quotations for the Corporation's common stock do not appear in any generally recognized investment media.

The Corporation pays dividends on the outstanding shares of our common stock as determined by the Board of Directors from time to time. It has been the practice of the Board of Directors to declare cash dividends on a quarterly basis. Future dividends will depend upon our earnings, financial position, cash requirements and such other factors as the Board of Directors may deem relevant. The following table sets forth the cash dividends declared per share of the Corporation's common stock and the highest and lowest per share prices at which the Corporation's common stock has actually traded in private transactions during the periods indicated. To the best of management's knowledge, such prices do not include any retail mark-up, mark-down or commission. Shares may have been sold in transactions, the price and terms of which are not known to the Corporation. Therefore, the per share prices at which the Corporation's stock has previously traded may not necessarily be indicative of the true market value of the shares.

	Per Share Sales Price		
Quarter	**High**	**Low**	**Dividends per Share** [1]
First, 2004	$24.00	$24.00	$0.0850
Second	25.00	24.50	0.0850
Third	25.00	25.00	0.0900
Fourth	26.00	25.00	0.0900
First, 2003	$23.50	$23.25	$0.0775
Second	23.50	23.00	0.0775
Third	24.00	23.00	0.0800
Fourth	24.00	23.00	0.0800

[1] **Note**: Per share data has been restated after giving retroactive recognition to a 2-for-1 stock split effective December 31, 2004.

The authorized common stock of the Corporation consists of 10,000,000 shares of common stock, par value $5.00 per share, of which 1,400,000 shares were outstanding at December 31, 2004. There were no shares of the Corporation's common stock (i) that are subject to outstanding options, warrants or securities convertible into common stock; (ii) that could be sold pursuant to Rule 144 under the Securities Act or that the Corporation has agreed to register under the Securities Act for sale by security holders; or (iii) that are or have been proposed to be publicly offered by the Corporation. The Corporation had approximately 515 shareholders of record as of December 31, 2004.

Annual Report on Form 10-K
The Corporation's Annual Report on Form 10-K, which contains additional information about the Corporation, was filed with the Securities & Exchange Commission and may be obtained without charge, by writing to:

Mr. Richard R. Leitzel
Vice President & Chief Financial Officer
First Community Financial Corporation
P.O. Box 96
Mifflintown, PA 17059

The Form 10-K is also available on the Securities & Exchange Commission's Internet site at http://www.sec.gov.

Notice of Annual Meeting
The Annual Meeting of Shareholders of the Corporation will be held on Tuesday, April 12, 2005, beginning at 10:00 a.m., at: Cedar Grove Brethren in Christ Church, located near the PA Route 75 and U.S. Route 22/322 interchange in Mifflintown, Pennsylvania. A Notice of the Annual Meeting, Proxy Statement and Proxy are being delivered together with this Annual Report to shareholders entitled to vote at the meeting.



Orginaization Certificate.

We, the undersigned, whose names are speci-fied in Article fourth of this certificate, hav-ing associated ourselves for the purpose of organizing an Association for carrying on the business of banking, under the laws of the United States, do make and execute the following Organization Certificate:

First. The name of the Association shall be "The First National Bank of Mifflintown".

Second. The said Association shall be lo-cated in the Borough of Mifflintown, County of Juniata, and State of Pennsylvania, where its operations of discount and deposit are to be carried on.

Third. The capital stock of this Association shall be Fifty Thousand Dollars ($50 000.) and the same shall be divided into Five Hun-dred shares of One Hundred Dollars each.

Fourth. The name and residence of each of the share-holders of this Association, with the number of shares held by each, are as follows:

Name	Residence.	No. of Shares.
Jeremiah Lyons.	Mifflintown Pa.	Fifty shares.
Ezra C. Doty.	Mifflintown Pa.	Two hundred and seventy five shares.
J. Banks Wilson.	Oakland Mills Pa.	Ten shares.
Henry M. Groninger.	Patterson Pa.	Ten shares.


GENERAL LEDGER
GENERAL LEDGER
BANK OF


Each depositor insured to $100,000
FDIC
Federal Deposit Insurance Corporation

The First National Bank of Mifflintown
Two North Main Street • Mifflintown, Pennsylvania 17059
www.fnbmifflintown.com